United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of February, 2003

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Press Release dated February 25, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Raul Cavazos Morales
       ___________________________
Raul Cavazos Morales
Chief Financial Officer
Date: February 25, 2003

Contacts: Rogelio Sanchez (52 81) 8399-3312 rogelio_sanchez@gruma.com Lilia Gomez (52 81) 8399-3324 lilia_gomez@gruma.com Fax: (52 81) 8399-3359 Web site: http://www.gruma.com
Monterrey, N.L., Mexico, February 25, 2003	New York Stock Exchange: GMK Bolsa Mexicana de Valores: GRUMAB

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
AND FINANCIAL CONDITION FOR THE FOURTH QUARTER 2002
 (PESO AMOUNTS ARE STATED IN MILLIONS IN CONSTANT TERMS AS OF DECEMBER 31, 2002)

SUMMARY AND CONSOLIDATED FINANCIAL HIGHLIGHTS

During 4Q02, GRUMA's operating income increased by 59%, and EBITDA1 rose 20%, while sales volume and net sales increased 4% and 6%, respectively. Improvements in operating profits came from most subsidiaries. GRUMA continued to build a platform to resume growth, focusing on enhancing profitability and reducing debt by increasing efficiencies in each of its subsidiaries and reducing capital expenditures.

Consolidated Financial Highlights
(Ps millions)

	4Q02	4Q01	VAR (%)
VOLUME (thousand metric tons)	901	870	4
NET SALES	5,127	4,851	6
OPERATING INCOME	451	283	59
OPERATING MARGIN	8.8%	5.8%	300 bp
EBITDA	728	607	20
EBITDA MARGIN	14.2%	12.5%	170 bp
MAJORITY NET INCOME	174	12	1,322
TOTAL DEBT	6,843	6,984	(2)
ROE	5.0%	4.4%	60 bp

Debt
(US$ millions)
Dec.'02	Sep.'02	Var (%)	Dec.'01	Var (%)
656	650	1	717	(9)

1  EBITDA = operating income + depreciation and amortization affecting operating income.

CONSOLIDATED RESULTS OF OPERATIONS 4Q02 vs. 4Q01

Net Sales
Consolidated sales volume increased 4%. Higher volumes in Molinera de Mexico and Gruma Corporation were partially offset by lower sales volume in the Venezuela Operations2 . Net sales increased 6% as a result of (1) the aforementioned volume increases in Molinera de Mexico and Gruma Corporation, (2) higher prices in Molinera de Mexico, and (3) the positive effect of accounting eliminations associated with exchange-rate fluctuations. Sales from foreign operations constituted 65% of consolidated net sales.

Operating Income
GRUMA's consolidated operating income rose 59%, and operating margin increased to 8.8% from 5.8%, due mainly to (1) higher sales volume and better expense absorption in Gruma Corporation, (2) the discontinuation of the bread operations, (3) lower selling expenses in the Venezuela Operations, and (4) the positive effect of accounting eliminations associated with exchange-rate fluctuations in Gruma Corporation.

Net Comprehensive Financing Cost

(Ps millions)

Items	4Q02	4Q01	Change	Comments
Interest expense	144	150	(7)	Lower debt and lower interest rate effect, partially offset by a higher exchange rate.
Interest income	(14)	(34)	21	Lower average cash balances.
FX loss (gain)	90	(71)	160	Peso devaluation in 4Q02 versus peso appreciation in 4Q01.
Monetary position loss (gain)	(102)	7	(110)	Changes in accounting policies related to monetary position from the U.S. operations.
Total	117	53	(65)

Other Expenses, Net
Other expenses, net, resulted in income of Ps 106 million, Ps 174 million higher than in the same period last year, driven by the sale of some nonproductive assets.

Taxes and Employees' Profit Sharing
Taxes and employees' profit sharing of Ps 244 million were Ps 174 million higher than in 4Q01, due primarily to the reversal of deferred taxes in connection with changes in the tax treatment in Mexico.

Associated Companies
GRUMA's share of net income in unconsolidated associated companies (Grupo Financiero Banorte (''Banorte'')) represented Ps 31 million, Ps 36 million more than in 4Q01, due to the completion during 2Q02 of the amortization of deferred assets related to excess of cost of the acquisition over book value of Banorte, which was previously reported under this item.

Majority Net Income
GRUMA's total net income was Ps 227 million. The company reported majority net income of Ps 174 million, which was Ps 162 million higher than in the same period last year, due mainly to higher operating profits.

2  Refers to MONACA and DEMASECA, GRUMA's operating subsidiaries in Venezuela.

RESULTS BY SUBSIDIARY 4Q02 vs. 4Q01

GRUMA CORPORATION
 Volume increased 8% driven by higher corn flour and tortilla volumes.
   Corn flour volume to third parties grew 8% mainly as a result of
  Strong demand from existing trade customers to support both traditional production (tortillas and tortilla chips) as well as new product development (snack products, bakery products, etc.), and
   Better retail sales coverage due to an improved network of wholesalers and distributors.
  Tortilla volume increased 8%, as both retail and food-service sales enjoyed significant volume increases driven mainly by
  A 12% increase in corn tortilla volume, which reflects the successful rollout at the end of 3Q02 of the ''Great New Taste'' recipe for corn tortillas for retail sale,
  Higher chip volume due to focused promotional activity in that category,
  Increased sales to a major customer to whom Gruma Corporation is a preferred supplier (customer increased purchases because of recent acquisitions), and
  New business relationships with two restaurant chains based in the Midwest, which began during 3Q02.

 Net sales increased 7%, one percentage point lower than volume growth, reflecting focused promotional allowances as well as a higher proportion of corn tortilla sales in the mix.

Cost of sales, as a percentage of net sales, rose to 54.0% from 52.7% as a result of (1) higher-priced corn, (2) lower average prices in the tortilla business, due to the aforementioned shift in the sales mix towards corn tortillas, and (3) increased fixed overhead due largely to additional depreciation from expansions in corn flour capacity made during 2Q02. In absolute terms, cost of sales increased 10% mainly as a result of higher sales volume and, to a lesser extent, the aforementioned cost increases.

Selling, general, and administrative expenses (SG&A) as a percentage of net sales decreased to 36.8% from 38.9% because (1) administrative expenses were held constant in absolute dollars, and (2) selling and distribution expenses increased at a slower rate than did sales. In absolute terms, SG&A increased 2% compared to 4Q01, commensurate with the increase in sales volume.

Operating income increased 16% to Ps 218 million. Operating margin grew to 9.1% from 8.4%.

GIMSA
Sales volume was flat as a result of a combination of the following factors:
  A 1% increase in one-kilogram consumer retail package sales due to improved negotiations with DICONSA (the Mexican government's social welfare and distribution program), since now GIMSA is able to negotiate more directly with DICONSA employees in charge of purchasing.
  A 1% decline in bulk sales resulting from GIMSA's ongoing effort to retain only those customers with low-risk credit profiles. The company is continuing to (1) focus on improving sales to these customers, and (2) provide incentives for those customers to increase the percentage of corn flour that they use in their raw material mix.

As corn flour prices were similar to those in effect during 4Q01, net sales were flat.

Cost of sales increased 4% in absolute terms and, as a percentage of net sales, increased to 68.9% from 66.3%. The increase resulted from

   Higher expenses associated with corn procurement due to (1) insufficient corn supplies in certain regions during 4Q02, and (2) the extraordinary governmental support GIMSA received in 4Q01 for transportation and warehousing of corn to compensate for lack of import permits,
  Higher corn costs due to the international upward trend in corn prices, which was also reflected in the Mexican corn crops,
   Increased electricity costs, and
   To a lesser extent, higher depreciation, especially for dollar-denominated assets, due to a higher exchange rate.

SG&A decreased 4% in absolute terms and, as a percentage of net sales, improved to 11.4% from 13.3% due to decreased advertising expenses (advertising expenses were higher in 4Q01 due to GIMSA's nationwide ad campaign for its MASECA brand corn flour, launched in July 2001). The decrease in SG&A was partially offset by higher selling and marketing expenses in connection with GIMSA's new commercial strategy to facilitate a resumption in volume growth, which was implemented during 2Q02.

Due to the aforementioned factors, operating income declined 14%, and operating margin decreased to 11.4% from 13.3%.

For additional information, see GIMSA ''Management's Discussion and Analysis of Results of Operations and Financial Condition for the Fourth Quarter 2002,'' available through GRUMA's website, www.gruma.com, and through GIMSA's website, www.gimsa.com.

VENEZUELA OPERATIONS

Overall volume decreased 8% driven mainly by a 20% decline in wheat flour volume, which was partially offset by a 3% increase in corn flour volume.

The 3% rise in corn flour volume resulted from additional volume related to private-label production.

The 20% decline in wheat flour volume derived principally from the cessation of operations in December 2002 and, to a lesser extent, from lower per-capita consumption due to lower consumer purchasing power coupled with higher prices.

Net sales declined 19% in dollar terms, reflecting (1) the devaluation effect of the bolivar over the effect of price increases in bolivar terms, and (2) the aforementioned decline in sales volume.

Cost of sales as a percentage of net sales remained flat at 72.8%. Despite strong increases in the cost of raw materials (especially wheat, which is imported), savings in production processes (especially in terms of labor reductions) enabled the Venezuela Operations to maintain its gross margin. In dollar terms, cost of sales declined 19% driven by the aforementioned lower sales volume and the effect of the bolivar devaluation.

SG&A in dollar terms decreased 38%, reflecting principally (1) the effect of the bolivar devaluation over the inflation effect on operating expenses, (2) significant reductions in promotional and advertising expenses, and (3) lower distribution expenses, as customers picked up most of the company's sales volume at the plant. SG&A as a percentage of net sales decreased to 15.1% from 19.8% due the aforementioned reduction in expenses associated with commercial activities.

Operating income increased 34% to Ps 78 million. Operating margin rose to 12.2% from 7.4%.

MOLINERA DE MEXICO
Volume increased 18% driven mostly by higher bulk sales as a result of (1) increased sales to GAMESA, Mexico's largest cookie maker, (2) continued initiatives designed to enhance sales to supermarket in-store bakeries, and (3) additional supply contracts based on customer service and quality.

Net sales increased 36% due to (1) the aforementioned 18% increase in volume, and (2) higher wheat flour prices in connection with higher wheat cost.

Cost of sales as a percentage of net sales increased to 80.5% from 79.2% due to a change in the sales mix towards bulk presentation. In absolute terms, cost of sales increased 38% due to the aforementioned increases in sales volume and wheat cost.

SG&A increased 25% due to expenses associated with (1) higher freight expenses in connection with volume increases, and (2) higher expenses associated with initiatives to increase supermarket sales and distributor support. As a percentage of net sales, SG&A decreased to 15.9% from 17.4% as a result of the strong increase in net sales.

Operating income increased 40%, and operating margin rose to 3.5% from 3.4%.

GRUMA CENTRO AMERICA

Sales volume was similar to that in 4Q01. A 5% increase in corn flour sales volume offset the decrease in volume resulting from the discontinuation of the bread operations.

Net sales declined 8% largely as a result of the aforementioned discontinuation of the bread operations (bread products enjoyed a much higher price per ton than did corn flour). Also contributing to the decline, to a lesser extent, were lower corn flour prices resulting from (1) a shift in the corn flour product mix toward cheaper brands (flankers and private-label), and (2) price discounts in corn flour due to greater competition from increased corn availability.

Cost of sales as a percentage of net sales decreased to 64.3% from 64.9% primarily as a result of the discontinuation of the bread operations. In absolute terms, cost of sales dropped 9% due to the aforementioned discontinuation of the bread operations.

SG&A decreased 20% in absolute terms, and as a percentage of net sales SG&A decreased to 30.5% from 35.2%, mainly because of the discontinuation of the bread operations.

Operating income was Ps 15 million compared with a Ps 1 million operating loss in 4Q01. The improvement resulted mainly from the aforementioned lower SG&A in connection with the discontinuation of the bread operations.

PRODISA

In general terms, the discontinuation of the bread operations significantly affected operating results and contributed to most of the reductions in volume, net sales, cost of sales, and SG&A, as well as the reduction in operating losses to Ps 13 million from Ps 47 million.

OTHER AND ELIMINATIONS 3
Operating loss was 94% lower than in 4Q01 due mostly to accounting eliminations associated with exchange-rate fluctuations.

3 Other and Eliminations include corporate services, technology operations, and accounting eliminations.

FINANCIAL POSITION December 2002 vs. September 2002

Balance Sheet Highlights
 Total assets were Ps 22,192 million, Ps 517 million higher, driven by larger corn inventories. Inventories increased primarily because GIMSA and the Venezuela Operations built up corn inventories during their respective domestic crop seasons, which take place during the fourth quarter.

Total liabilities were Ps 9,963 million, Ps 339 million higher, mainly as a result of higher trade accounts payable in connection with (1) GIMSA's seasonal corn procurement, and (2) to a lesser extent, the Venezuela Operations' seasonal corn procurement process and importation of more expensive wheat.

GRUMA continued to improve its debt profile throughout the year. At December 31, 2002, GRUMA's funded debt totaled US$656 million, representing a US$61 million, or 9%, reduction compared to debt funded as of December 31, 2001.

Syndicated Loan for US$300 million

During 4Q02, Gruma obtained a three-year term syndicated loan for US$300 million at LIBOR plus a spread ranging from 87.5 to 162.5 basis points, based on Gruma's debt-to-EBITDA ratio. Bank of America was the lead arranger for the loan. Total proceeds were used to refinance the remaining US$300 million portion of Gruma's US$400 million syndicated loan due in February 2004. Gruma used available revolving credit facilities at year end to prepay the US$50 million syndicated loan maturity due February 2003. The company expects to generate sufficient cash by mid-2003 to repay the US$50 million drawn at year end under the revolving credit facilities.

The new syndicated loan will be due in two tranches: US$50 million in December 2004 and US$250 million in December 2005. There is a committed revolving sub limit of up to US$100 million, which will be reduced to US$75 million in December 2004.

The new syndicated loan will allow the company to extend debt maturities and substantially improve its debt profile. The committed revolving sub limit will allow GRUMA the flexibility to reduce debt without penalty. GRUMA also expects to achieve interest-expense reductions because interest rates on the new syndicated loan are more competitive than those of the previous syndicated loan.

Schedule of Debt Amortizations and Debt Ratios
As of December 31, 2002, 98% of GRUMA's debt was dollar denominated. Twelve percent of GRUMA's debt is short term.

Schedule of Debt Amortizations
(US$ millions)

	ST	2004	2005	2006	2007...	Total
Yankee bond					250	250
Syndicated loan		50	250			300
Private placement	1	1	1	1	14	18
Other	75	2			11	88
TOTAL	76	53	1	1	275	656

Debt Ratios

(last twelve months)

	4Q02	3Q02	4Q01
Debt/EBITDA	2.8	2.9	3.4
EBITDA/net interest expense	4.9	4.8	3.6

Stockholders' equity on December 31, 2002, totaled Ps 12,229 million, 1% higher than the balance on September 30, 2002.

INVESTMENT PROGRAM

In 4Q02, GRUMA's investments totaled Ps 192 million and were applied mainly to expand capacity in Gruma Corporation and to upgrade technology in the rest of the subsidiaries.

FINANCIAL RATIOS

Operational Ratios

	4Q02	3Q02	4Q01
Accounts receivable outstanding (days to sales)	40	39	41
Inventory turnover (days to cost of sales)	71	56	75
Net working capital turnover (days to sales)	55	45	57
Asset turnover (total assets to sales)	1.1	1.1	1.1

Profitability Ratios

	4Q02%	3Q02%	4Q01%
ROA	2.8	2.1	2.3
ROE	5.0	3.8	4.4
ROIC	6.4	5.0	3.8

CONFERENCE CALL
The company will hold a conference call to discuss 4Q02 results on February 26, 2003, at 11:30 a.m. Eastern Time (10:30 a.m. Mexico and CT / 9:30 a.m. MT / 8:30 a.m. PT). From the U.S. or Canada please call (800) 915-4836; international or local callers dial (973) 317-5319. The conference call will also be web-cast live via the GRUMA corporate web site, www.gruma.com. For the conference call replay, please call (800) 428-6051 or (973) 709-2089 and enter passcode 286225. Please go to the Investor Relations page of the web site for further details. The audio web-cast will be archived on the site.

Founded in 1949, GRUMA is the world's largest corn flour and tortilla producer. GRUMA is primarily engaged in the production, marketing, distribution, and sale of corn flour, packaged tortillas, and wheat flour. With leading brands in most of its markets, GRUMA operates principally through the following subsidiaries: Gruma Corporation, GRUMA's wholly owned corn flour and tortilla subsidiary in the United States and Europe; Grupo Industrial Maseca, S.A. de C.V. (''GIMSA''), the company's 83%-owned corn flour subsidiary in Mexico; Molinera de Mexico, GRUMA's 60%-owned wheat flour subsidiary in Mexico; Gruma Centro America, GRUMA's wholly owned corn flour subsidiary based in Costa Rica; and Productos y Distribuidora Azteca, S.A. de C.V. (PRODISA), GRUMA's wholly owned packaged tortilla subsidiary in Northern Mexico. GRUMA also produces corn flour and wheat flour in Venezuela through MONACA, a 95%-owned subsidiary, and DEMASECA, a 50%-owned subsidiary. Headquartered in Monterrey, Mexico, GRUMA has 14,500 employees and 74 plants and, in 2002, had net sales of US$1.8 billion. For more information, visit www.gruma.com.

ACCOUNTING PROCEDURES
The consolidated figures have been restated in pesos of constant purchasing power as of December 31, 2002, and were prepared in accordance with Accounting Principles Generally Accepted in Mexico, commonly referred to as ''Mexican GAAP.''
The restatement was determined as follows:

  The consolidated figures are restated to period-end constant local currencies following the provisions of Bulletin B-10, applying the General Consumer Price Index from the country in which the subsidiary operates.
  Once consolidated figures are restated, they are translated to Mexican pesos, applying the exchange rate in effect at the end of each period.

  For comparability purposes, the 2001 consolidated figures have been restated in Mexican pesos by utilizing a weighted-average restatement factor, which considers the relative total sales contribution by country for the year ended December 31, 2001, and the corresponding inflation and exchange-rate fluctuations during that period.

FOR ANALYSIS PURPOSES OF THIS REPORT
The results of foreign operations were determined as follows:

  Figures for Gruma Corporation were converted from dollars to pesos using convenience translation with the exchange rate of Ps 10.44/dollar as of December 31, 2002. The differences between Mexican GAAP and U.S. GAAP, applied to Gruma Corporation, are reflected in the column entitled ''Others and Eliminations.''

  Figures for foreign subsidiaries in Central America and Venezuela were converted from the currency of the country in which the subsidiary operates (in constant terms) into dollars, and then from dollars to pesos using convenience translation with the exchange rate of Ps 10.44/dollar as of December 31, 2002.

This report may contain certain forward-looking statements and information relating to GRUMA, S.A. de C.V., and its subsidiaries (collectively, ''GRUMA'') that are based on the beliefs of its management as well as assumptions made by and information then available to GRUMA. Such statements reflect views of GRUMA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GRUMA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, the United States, Latin America, or any other countries in which GRUMA does business, and world corn and wheat prices. If one or more of these risks or uncertainties materializes, or if underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GRUMA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUMA, S.A. DE C.V., AND SUBSIDIARIES

(Millions of constant pesos as of December 31, 2002)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD DECEMBER		
INCOME STATEMENT SUMMARY	**4Q02**	4Q01	VAR (%)	3Q02	VAR (%)	**2002**	2001	VAR (%)
NET SALES	**5,127**	4,851	6	4,985	3	**19,174**	18,916	1
GROSS PROFIT	**1,879**	1,861	1	1,867	1	**7,182**	6,987	3
GROSS MARGIN (%)	**36.6%**	38.4%		37.5%		**37.5%**	36.9%	
OPERATING INCOME	**451**	283	59	397	14	**1,492**	976	53
OPERATING MARGIN (%)	**8.8%**	5.8%		8.0%		**7.8%**	5.2%	
COMPREHENSIVE FINANCING COST (INCOME)	**117**	53		146		**609**	297	
INTEREST EXPENSE	**144**	150		140		**567**	670	
INTEREST INCOME	**(14)**	(34)		(13)		**(59)**	(93)	
FOREIGN EXCHANGE LOSS (GAIN)	**90**	(71)		30		**263**	(100)	
MONETARY POSITION (GAIN) LOSS	**(102)**	7		(11)		**(161)**	(180)	
OTHER (INCOME) EXPENSE, NET	**(106)**	68		31		**(117)**	(69)	
TAXES AND EMPLOYEES' PROFIT SHARING	**244**	70		150		**574**	289	
EQUITY EARNINGS, ASSOCIATED COMPANIES	**(31)**	4		(99)		**(166)**	(64)	
NET INCOME	**227**	89	157	169	34	**592**	523	13
MAJORITY NET INCOME	**174**	12	1,322	123	42	**395**	332	19
EARNINGS PER SHARE[1]	**0.40**	0.03	1,323	0.28	42	**0.90**	0.75	19
EARNINGS PER ADR (US$)[2]	**0.15**	0.01	1,323	0.11	42	**0.34**	0.29	19
DEPRECIATION AND AMORTIZATION AFFECTING OPERATING INCOME	**278**	324		240		**988**	1,086	
DEPRECIATION AND AMORTIZATION, TOTAL	**303**	225		266		**984**	828	
EBITDA[3]	**728**	607	20	637	14	**2,480**	2,062	20
INVESTMENTS	**192**	418		110		**659**	685	

BALANCE SHEET SUMMARY	**Dec-02**	Dec-01	VAR (%)	Sep-02	VAR (%)	**Dec-02**	Dec-01	VAR (%)
CASH AND CASH EQUIVALENTS	**451**	410	10	593	(24)	**451**	410	10
TRADE ACCOUNTS RECEIVABLE	**2,282**	2,207	3	2,152	6	**2,282**	2,207	3
OTHER ACCOUNTS RECEIVABLE	**755**	551	37	696	8	**755**	551	37
INVENTORIES	**2,569**	2,497	3	1,936	33	**2,569**	2,497	3
CURRENT ASSETS	**6,173**	5,810	6	5,537	11	**6,173**	5,810	6
PROPERTY, PLANT, AND EQUIPMENT, NET	**12,576**	12,607	(0)	12,657	(1)	**12,576**	12,607	(0)
TOTAL ASSETS	**22,192**	21,883	1	21,675	2	**22,192**	21,883	1
SHORT-TERM DEBT	**791**	356	122	727	9	**791**	356	122
CURRENT LIABILITIES	**3,352**	2,666	26	3,170	6	**3,352**	2,666	26
LONG-TERM DEBT	**6,053**	6,628	(9)	6,030	0	**6,053**	6,628	(9)
TOTAL LIABILITIES	**9,963**	9,829	1	9,624	4	**9,963**	9,829	1
MAJORITY STOCKHOLDERS' EQUITY	**9,639**	9,540	1	9,477	2	**9,639**	9,540	1
STOCKHOLDERS' EQUITY	**12,229**	12,054	1	12,051	1	**12,229**	12,054	1
CURRENT ASSETS/CURRENT LIABILITIES	**1.84**	2.18		1.75		**1.84**	2.18	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**0.81**	0.82		0.80		**0.81**	0.82	
DEBT/(DEBT + STOCKHOLDERS' EQUITY)	**0.36**	0.37		0.36		**0.36**	0.37	
BOOK VALUE PER SHARE[1]	**21.84**	21.60		21.45		**21.84**	21.60	

[1] On the basis of 441,402,386 shares as of December 31, 2002, 441,725,086 shares as of December 31, 2001, and 441,781,786 shares as of September 31, 2002.

[2] Each ADR represents four ordinary shares; the exchange rate used was Ps 10.44 per dollar as of December 31, 2002.

GRUMA, S.A. DE C.V., AND SUBSIDIARIES

(Millions of constant pesos as of December 31, 2002)

FINANCIAL HIGHLIGHTS BY SUBSIDIARY

		QUARTERS					YTD DECEMBER		
		4Q02	4Q01	VAR (%)	3Q02	VAR (%)	**2002**	2001	VAR (%)
GRUMA CORPORATION	SALES VOLUME (thousand metric tons)	**237**	219	8	227	4	**899**	856	5
Corn flour and tortillas	NET SALES	**2,394**	2,228	7	2,359	1	**9,274**	8,772	6
	GROSS PROFIT	**1,100**	1,054	4	1,099	0	**4,298**	4,053	6
	Gross Margin	**46.0%**	47.3%		46.6%		**46.3%**	46.2%	
	OPERATING INCOME	**218**	187	16	240	(9)	**875**	670	31
	Operating Margin	**9.1%**	8.4%		10.2%		**9.4%**	7.6%	
	EBITDA	**332**	353	(6)	345	(4)	**1,311**	1,178	11
	EBITDA Margin	**13.9%**	15.8%		14.6%		**14.1%**	13.4%	
GIMSA	SALES VOLUME (thousand metric tons)	**356**	357	(0)	347	2	**1,386**	1,436	(4)
Corn flour	NET SALES	**1,204**	1,209	(0)	1,190	1	**4,763**	4,947	(4)
	GROSS PROFIT	**374**	408	(8)	354	6	**1,411**	1,490	(5)
	Gross Margin	**31.1%**	33.7%		29.7%		**29.6%**	30.1%	
	OPERATING INCOME	**138**	161	(14)	126	9	**507**	558	(9)
	Operating Margin	**11.4%**	13.3%		10.6%		**10.7%**	11.3%	
	EBITDA	**202**	217	(7)	190	6	**766**	820	(7)
	EBITDA Margin	**16.7%**	17.9%		16.0%		**16.1%**	16.6%	
VENEZUELA OPERATIONS	SALES VOLUME (thousand metric tons)	**107**	116	(8)	116	(8)	**454**	458	(1)
Corn flour, wheat flour, and other	NET SALES	**643**	794	(19)	702	(8)	**2,231**	2,841	(21)
	GROSS PROFIT	**175**	216	(19)	211	(17)	**645**	777	(17)
	Gross Margin	**27.2%**	27.2%		30.1%		**28.9%**	27.4%	
	OPERATING INCOME	**78**	59	34	78	0	**241**	216	12
	Operating Margin	**12.2%**	7.4%		11.1%		**10.8%**	7.6%	
	EBITDA	**94**	93	1	97	(3)	**306**	295	3
	EBITDA Margin	**14.6%**	11.7%		13.9%		**13.7%**	10.4%	
MOLINERA DE MÉXICO	SALES VOLUME (thousand metric tons)	**159**	134	18	133	20	**536**	489	10
Wheat flour	NET SALES	**562**	414	36	422	33	**1,721**	1,547	11
	GROSS PROFIT	**109**	86	27	81	34	**343**	313	10
	Gross Margin	**19.5%**	20.8%		19.3%		**20.0%**	20.2%	
	OPERATING INCOME	**20**	14	40	1	3,033	**18**	13	36
	Operating Margin	**3.5%**	3.4%		0.1%		**1.1%**	0.9%	
	EBITDA	**37**	31	20	19	98	**86**	77	12
	EBITDA Margin	**6.5%**	7.4%		4.4%		**5.0%**	5.0%	
GRUMA CENTRO AMÉRICA	SALES VOLUME (thousand metric tons)	**38**	38	0	37	2	**143**	149	(4)
Corn flour and other	NET SALES	**284**	308	(8)	279	2	**1,051**	1,200	(12)
	GROSS PROFIT	**102**	108	(6)	100	2	**373**	415	(10)
	Gross Margin	**35.7%**	35.1%		35.7%		**35.5%**	34.6%	
	OPERATING INCOME	**15**	(1)	2,977	11	31	**31**	(8)	485
	Operating Margin	**5.3%**	(0.2%)		4.1%		**3.0%**	(0.7%)	
	EBITDA	**31**	30	4	29	9	**93**	84	11
	EBITDA Margin	**10.9%**	9.7%		10.2%		**8.9%**	7.0%	
PRODISA	SALES VOLUME (thousand metric tons)	**4**	5	(21)	4	13	**15**	28	(44)
Packaged tortillas and bread	NET SALES	**51**	77	(34)	48	7	**187**	401	(53)
	GROSS PROFIT	**17**	26	(33)	15	14	**58**	133	(56)
	Gross Margin	**34.1%**	33.8%		31.8%		**31.3%**	33.2%	
	OPERATING INCOME	**(13)**	(47)	73	(17)	26	**(76)**	(228)	67
	Operating Margin	**(25.3%)**	(61.2%)		(36.3%)		**(40.4%)**	(56.8%)	
	EBITDA	**26**	(26)	200	(12)	322	**(18)**	(143)	88
	EBITDA Margin	**50.5%**	(33.4%)		(24.3%)		**(9.4%)**	(35.8%)	
OTHER & ELIMINATIONS	NET SALES	**(12)**	(179)	93	(15)	20	**(52)**	(791)	93
	GROSS PROFIT	**1**	(37)	103	7	(86)	**53**	(194)	127
	Gross Margin	8.3%	(20.7%)		46.7%		**101.9%**	(24.5%)	
	OPERATING INCOME	**(5)**	(90)	94	(42)	88	**(105)**	(245)	57
	Operating Margin	(41.7%)	(50.3%)		(280.0%)		**(201.9%)**	(31.0%)	
	EBITDA	**7**	(91)	108	(31)	123	**(64)**	(250)	74
	EBITDA Margin	58.3%	(50.8%)		(206.7%)		**(123.1%)**	(31.6%)	
CONSOLIDATED	SALES VOLUME (thousand metric tons)	**901**	870	4	864	4	**3,433**	3,415	1
	NET SALES	**5,127**	4,851	6	4,985	3	**19,174**	18,916	1
	GROSS PROFIT	**1,879**	1,861	1	1,867	1	**7,182**	6,987	3
	Gross Margin	**36.6%**	38.4%		37.5%		**37.5%**	36.9%	
	OPERATING INCOME	**451**	283	59	397	14	**1,492**	976	53
	Operating Margin	**8.8%**	5.8%		8.0%		**7.8%**	5.2%	
	EBITDA	**728**	607	20	637	14	**2,480**	2,062	20
	EBITDA Margin	**14.2%**	12.5%		12.8%		**12.9%**	10.9%

CREDITS BREAKDOWN
(Thousands of Pesos)

CREDIT / TYPE / INSTITUTION	AMORT. DATE	RATE OF INT.	DENOMINATED IN PESOS		AMORTIZATION OF CREDITS IN NATIONAL ENTITIES						AMORTIZATION OF CREDITS IN FOREIGN ENTITIES					
			UNTIL 1 YEAR	MORE THAN 1 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS
BANKS																
UNSECURED DEBT																
SCOTIAINVERLAT	30/01/2003	2.84	-	-	-	-	-	-	-	-	-	99,180	-	-	-	-
B.C.I.	29/01/2003	3.40	-	-	-	-	-	-	-	-	-	104,400	-	-	-	-
COMMERCEBANK	15/01/2003	2.87	-	-	-	-	-	-	-	-	-	261,000	-	-	-	-
BANCO CUSCATLAN	3/1/03	6.00	-	-	-	-	-	-	-	-	-	10,440	-	-	-	-
BANCO INTERFIN	11/1/03	6.50	-	-	-	-	-	-	-	-	-	5,220	-	-	-	-
CITIBANK	6/2/03	3.48	-	-	-	-	-	-	-	-	-	156,603	-	-	-	-
BANCO CUSCATLAN	8/6/03	4.75	-	-	-	-	-	-	-	-	-	9,866	-	-	-	-
BANCO CUSCATLAN	6/2/03	5.00	-	-	-	-	-	-	-	-	-	11,484	-	-	-	-
BANCO DE VENEZUELA	12/5/03	26.16	-	-	-	-	-	-	-	-	-	7,441	-	-	-	-
BANCO DE VENEZUELA	14/05/2003	26.16	-	-	-	-	-	-	-	-	-	7,441	-	-	-	-
BANCO DE VENEZUELA	19/05/2003	26.16	-	-	-	-	-	-	-	-	-	5,953	-	-	-	-
BANCO DE VENEZUELA	5/5/03	26.16	-	-	-	-	-	-	-	-	-	5,209	-	-	-	-
BANCO VENEZOLANO	23/01/2003	24.02	-	-	-	-	-	-	-	-	-	6,697	-	-	-	-
BANCO DE VENEZUELA	26/05/2003	24.02	-	-	-	-	-	-	-	-	-	11,906	-	-	-	-
BANCO VENEZOLANO	30/01/2003	24.35	-	-	-	-	-	-	-	-	-	2,418	-	-	-	-
CITIBANK	27/01/2003	23.42	-	-	-	-	-	-	-	-	-	11,162	-	-	-	-
BANCO DE VENEZUELA	22/05/2003	24.02	-	-	-	-	-	-	-	-	-	14,138	-	-	-	-
BANCO PROVINCIAL	12/5/03	24.20	-	-	-	-	-	-	-	-	-	14,138	-	-	-	-
BANCO DEL CARIBE	25/03/2003	22.94	-	-	-	-	-	-	-	-	-	14,881	-	-	-	-
BANCO DE VENEZUELA	26/01/2003	42.00	-	-	-	-	-	-	-	-	-	3,906	-	-	-	-
BANCO DE VENEZUELA	7/2/03	24.35	-	-	-	-	-	-	-	-	-	7,441	-	-	-	-
BANCO DE VENEZUELA	14/02/2003	23.15	-	-	-	-	-	-	-	-	-	7,441	-	-	-	-
WITH WARRANTY																
SAN ANTONIO I.D.B.	1/11/2009	2.38	-	-	-	-	-	-	-	-	-	-	-	-	-	42,752
HOUSTON I.D.B.	1/11/2009	2.38	-	-	-	-	-	-	-	-	-	-	-	-	-	67,234
IOS CAP. LEASE	1/8/2003	5.60	-	-	-	-	-	-	-	-	-	313	-	-	-	-
OTHER FINANCIAL ENTITIES																
JP MORGAN CHASE (EUROBONO)	9/10/2007	7.63	-	-	-	-	-	-	-	-	-	-	-	-	-	2,610,000
BANK OF AMERICA	23/12/2005	3.56	-	-	-	-	-	-	-	-	-	-	522,000	2,610,000	-	-
DEVENTURES	1/7/2004	3.80	-	-	-	-	-	-	-	-	-	-	14,136	-	-	-
CARL HUGHES	22/07/2009	7.00	-	-	-	-	-	-	-	-	-	689	741	793	846	2,944
JOHN HANCOCK	1/2/2009	7.96	-	-	-	-	-	-	-	-	-	11,181	12,110	13,113	14,188	142,078
TOTAL BANKS			**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**-**	**790,548**	**548,987**	**2,623,906**	**15,034**	**2,865,008**
SUPPLIERS																
OTHERS			467,365	-	661,798	-	-	-	-	-	-	-	-	-	-	-
TOTAL SUPPLIERS			**467,365**	**0**	**661,798**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTHER LIABILITIES			-	6,200	1,415,652	-	28,117	-	-	-	-	-	-	-	-	-
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**0**	**6,200**	**1,415,652**	**0**	**28,117**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL			**467,365**	**6,200**	**2,077,450**	**0**	**28,117**	**0**	**0**	**0**	**0**	**790,548**	**548,987**	**2,623,906**	**15,034**	**2,865,008**

SELLS DISTRIBUTION BY PRODUCT
DOMESTIC SELL

MAIN PRODUCT	TOTAL PRODUCTION		NET SALES		MARKET	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT	SHARE (%)	TRADEMARKS	COSTUMERS
CORN FLOUR	1,391,519	3,351,812	1,385,530	4,733,609	73	MASECA	TORTILLA SHOP
	-	-	-	-	-		SUPER MARKET
TORTILLA OF CORN	7,944	24,176	7,355	48,166	28	MISION	CONVENIENCE STORE
TORTILLA OF WHEAT	4,700	20,962	4,174	58,017	29	MISION	CONVENIENCE STORE
FRITTER	3,992	43,763	2,056	42,389	43	MISION	CONVENIENCE STORE
WHEAT FLOUR	568,847	1,129,537	536,098	1,716,294	-	DILUVIO,MTY.SELECTA	SUPER MARKET
SERVICES AND OTHERS	-	-	-	18,439	-		-
TOTAL		4,570,250		6,616,914			

FOREIGN SELL

MAIN PRODUCT	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
CORN AND WHEAT FLOUR	541,821	2,596,929	C. Y S.AMERICA	MASECA, MASA RICA	SUPER MARKET
TORTILLA	12,549	147,138			
PALMITO (BOXS EQ.)	751,464	160,120	EUROPE	GIGANTE VERDE	GIGANTE VERDE
TOSTY	2,734	152,851	C. Y S.AMERICA	TOSTY	RETAIL
RICE (QUINTALES)	35,973	185,257	C. Y S.AMERICA	LUISIANA	SUPER MARKET
OAT	19,497	39,380	S.AMERICA		
-	-	-	-	-	-
PRODUCTOS E.E.U.U.:	-	-			
CORN FLOUR	355,792	1,915,192	E.U.A.	GUERRERO, MISSION	CONSUMER
TORTILLA,CHIPS,SHEL	543,605	7,360,561	E.U.A.	GUERRERO, MISSION	CONSUMER
-	-	-	-	-	-
SERVICES AND OTHERS	-	65			
-	-	-	-	-	-
-	-	-	-	-	-
TOTAL		12,557,493			

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
B		-	441,402,386			441,402,386	4,221,198	
TOTAL			**441,402,386**	**-**	**-**	**441,402,386**	**4,221,198**	**-**

ADR'S: 4 ORDINARY SHARE TO 1 ADR'S